UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Digirad Corporation

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

253827 10 9

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Timothy J. Wollaeger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 739,268(1),(2)

	6.	Shared Voting Power 610,602(1),(2)

	7.	Sole Dispositive Power 739,268(1),(2)

	8.	Shared Dispositive Power 610,602(1),(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,349,870(1),(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.2%

12.	Type of Reporting Person (See Instructions) IN

(1)   Mr. Wollaeger is the managing director of Middleton, McNeil & Mills Associates V, LLC, the general partner of Sanderling Venture Partners V, L.P., Sanderling V Biomedical, L.P., Sanderling V Limited Partnership and Sanderling V Beteiligungs GmbH & Co. KG. Mr. Wollaeger disclaims beneficial ownership of the shares held by Sanderling Venture Partners V, L.P., Sanderling V Biomedical, L.P., Sanderling V Limited Partnership and Sanderling V Beteiligungs GmbH & Co. KG, except to the extent of his pecuniary interests in the named fund.  Mr. Wollaeger shares voting and investment power with respect to the shares held by Sanderling Venture Partners V, L.P., Sanderling V Biomedical, L.P., Sanderling V Limited Partnership and Sanderling V Beteiligungs GmbH & Co. KG with the other managing directors of Middleton, McNeil & Mills Associates V, LLC. Includes 20,000 shares which may be acquired upon exercise of options held by Mr. Wollaeger.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kingsbury Associates, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Only for purposes of reporting beneficial ownership of less than 5% of the class in Item 5 below.

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 647,149(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 647,149(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 647,149(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5%

12.	Type of Reporting Person (See Instructions) PN

(2)   Mr. Wollaeger is the general partner of Kingsbury Associates, L.P., which is a general partner of each of Kingsbury Capital Partners, L.P. II, Kingsbury Capital Partners, L.P. III and Kingsbury Capital Partners, L.P. IV. Mr. Wollaeger and Kingsbury Associates, L.P. disclaim beneficial ownership of the shares held by Kingsbury Capital Partners, L.P. II, Kingsbury Capital Partners, L.P. III and Kingsbury Capital Partners, L.P. IV, except to the extent of their respective pecuniary interests in the named fund. As general partner, Mr. Wollaeger has voting and investment power with respect to Kingsbury Associates, L.P., which, as general partner, has voting and investment power with respect to the shares held by Kingsbury Capital Partners, L.P. II, Kingsbury Capital Partners, L.P. III and Kingsbury Capital Partners, L.P. IV. Includes (i) 71 shares which may be acquired upon exercise of options held by Kingsbury Capital Partners, L.P., (ii) 71 shares which may be acquired upon exercise of options held by Kingsbury Capital Partners, L.P. II, (iii) 3 shares which may be acquired upon exercise of warrants held by Kingsbury Capital Partners, L.P. II, (iv) 35 shares which may be acquired upon exercise of warrants held by Kingsbury Capital Partners, L.P. III and (v) 82 shares which may be acquired upon exercise of warrants held by Kingsbury Capital Partners, L.P. IV.

Item 1.
	(a)	Name of Issuer Digirad Corporation
	(b)	Address of Issuer’s Principal Executive Offices 13950 Stowe Drive Poway, California 92064

Item 2.
	(a)	Name of Person Filing This Schedule 13G is being filed on behalf of the following persons: (i) Timothy J. Wollaeger, and (ii) Kingsbury Associates, L.P.
	(b)	Address of Principal Business Office or, if none, Residence c/o Kingsbury Associates, L.P. 4401 Eastgate Mall San Diego, CA 92121
	(c)	Citizenship Mr. Wollaeger is a citizen of the United States. Kingsbury Associates, L.P. is organized in the State of California.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 253827 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The information in Items 1 and 5 through 11 on the cover pages (pp. 2– 5) of this Schedule 13G is hereby incorporated by reference.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

Mr. Wollaeger

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Kingsbury Associates, L.P.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Footnotes 1 and 2 to this Schedule 13G.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2006	/s/ Timothy J. Wollaeger
Timothy J. Wollaeger

KINGSBURY ASSOCIATES, L.P.

Date: February 13, 2006	By:	/s/ Timothy J. Wollaeger
Timothy J. Wollaeger
General Partner

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Digirad Corporation dated as of February 13, 2006 is, and any further  amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the  undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: February 13, 2006	/s/ Timothy J. Wollaeger
Timothy J. Wollaeger

KINGSBURY ASSOCIATES, L.P.

Date: February 13, 2006	By:	/s/ Timothy J. Wollaeger
Timothy J. Wollaeger
General Partner